Exhibit 99.1

PRESS RELEASE

FCA Announces New Appointments

Ferrante Zileri has been appointed head of Treasury for Fiat Chrysler Automobiles and Andrea Faina head of the Group’s Financial Services activities.

Antonio Picca Piccon, who held both positions prior to today, has decided to leave the Group to pursue other professional opportunities.

Mssrs. Zileri and Faina will report directly to Richard Palmer, CFO of Fiat Chrysler Automobiles.

The Group thanks Antonio Picca Piccon for his valuable contribution over the years and wishes him the very best for the future.

London, 16 October 2014

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